EXHIBIT II

NORDIC INVESTMENT BANK

Schedule of External Floating Indebtedness at December 31, 2002

Currency	Amounts outstanding at December 31, 2002 in Currency of Borrowing	Amounts outstanding at December 31, 2002 in EUR

Swiss francs	24,750,000.00	17,040,760.12
Czech koruna	13,038.10	412.90
Danish kroner	36,000,000.00	4,846,004.74
Euro	159,300,351.12	159,300,351.12
Pounds sterling	19,750,000.00	30,361,260.57
Japanese yen	44,669,256.00	359,106.49
Special Drawing Rights (SDR)	72,638,347.48	93,838,295.12
Slovakian koruna	14,529.19	350.08
New Taiwan dollars	4,874.00	134.15
US dollars	79,011,455.49	75,342,286.15

TOTAL		381,088,961.44